SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 14)*

Golden Queen Mining Co. Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38115J100
(CUSIP Number)

Landon T. Clay
Thomas M. Clay
Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009
c/o East Hill Management Company, LLC
10 Memorial Boulevard, Suite 902
Providence, RI 02903
(401) 490-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)
_________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,777 shares of Common Stock
	8	SHARED VOTING POWER 17,436,581 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 30,777 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 17,436,581 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 17,469,709 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,805,680 shares of Common Stock
	8	SHARED VOTING POWER 25,145,822 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,805,680 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 25,145,822 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 26,951,502 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2009 Irrevocable Trust u/a March 6, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,160,510 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 10,160,510 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,160,510 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 9 Pages

This Amendment No. 14 to Schedule 13D (the “Amendment”) is being filed by the undersigned to report the acquisition of a convertible debenture by the Landon T. Clay 2013-4 Annuity Trust u/a dated June 17, 2013 from the Issuer on July 26, 2013. Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust u/a March 6, 2009 are hereinafter referred to as the “Reporting Persons”.

Item 1. Security and Issuer.

This Amendment relates to the Common Stock (the “Common Stock”) of Golden Queen Mining Co. Ltd., a corporation organized under the laws of British Columbia, Canada. The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. Identify and Background.

(a)	This statement is being filed by the Landon T. Clay, Thomas M. Clay and the 2009 Irrevocable Trust as Reporting Persons. Thomas M. Clay is a member of the Board of Directors of Golden Queen.

(b)	Each of the Reporting Persons’ business address is East Hill Management Company, LLC, 10 Memorial Boulevard, Suite 902, Providence, RI 02903.

(c)	Landon T. Clay is the Managing Member and Thomas M. Clay is Vice-President of East Hill Management Company, LLC. The address of East Hill Management Company, LLC is 10 Memorial Boulevard, Suite 902, Providence, RI 02930.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock by purchase through their personal assets.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 9 Pages

On July 14, 2009, Landon T. Clay purchased an aggregate of 1,200,000 shares of Common Stock of Golden Queen pursuant to a private placement of shares for a total purchase price of $780,000 CAD.

On January 28, 2009, Thomas M. Clay was granted options to purchase an aggregate of 300,000 shares of Common Stock of Golden Queen at an exercise price of $0.26 CAD per share (the “Options”). Such Options are exercisable at any time and expire on January 28, 2014. As of the date of hereof, Thomas M. Clay has not exercised any of the Options.

Landon T. Clay owned 50% of the outstanding shares of Arctic Coast Petroleums, Ltd., a corporation organized under the laws of Alberta, Canada (“Arctic Coast”). Arctic Coast owns an aggregate of 807,250 shares of Common Stock of Golden Queen. On October 22, 2009, Landon T. Clay transferred his ownership in Arctic Coast to the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 (the “Irrevocable Trust”). Thomas M. Clay and Harris Clay, are the trustees of the Irrevocable Trust. The transfer was made as a gift to the Irrevocable Trust without payment or receipt of any consideration by Landon T. Clay or the Irrevocable Trust. Thomas M. Clay is a director of Arctic Coast.

On February 2, 2010, Landon T. Clay transferred an aggregate of 11,361,245 shares of Common Stock of Golden Queen into the Landon T. Clay 2010-1 Annuity Trust u/a dated February 2, 2010 (the “2010-1 GRAT”). Thomas M. Clay is the sole trustee under the 2010-1 GRAT. The transfer was made as a gift to the 2010-1 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2010-1 GRAT.

On April 9, 2010, Landon T. Clay transferred an aggregate of 4,990,474 shares of Common Stock of Golden Queen into the Landon T. Clay 2010-2 Annuity Trust u/a dated April 9, 2010 (the “2010-2 GRAT”). Thomas M. Clay is the sole trustee under the 2010-2 GRAT. The transfer was made as a gift to the 2010-2 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2010-2 GRAT.

On February 3, 2011, Thomas M. Clay, as Trustee of the 2010-1 GRAT authorized the transfer of 1,999,389 shares of Golden Queen from the 2010-1 GRAT to Landon T. Clay as satisfaction of the annuity amount authorized by the 2010-1 GRAT.

On April 7, 2011, Winter Place Associates, a general partnership, of which each of Messrs. has a partnership interest, purchased an aggregate of 9,000 shares of Golden Queen. Each of Messrs. Clay disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

On April 11, 2011, Thomas M. Clay, as Trustee of the 2010-2 GRAT authorized the transfer of 829,579 shares of Golden Queen from the 2010-2 GRAT to Landon T. Clay as satisfaction of the annuity amount authorized by the 2010-2 GRAT.

On October 12, 2011, Landon T. Clay transferred an aggregate of 3,524,268 shares of Common Stock of Golden Queen into the Landon T. Clay 2011-2 Annuity Trust u/a dated October 12, 2011 (the “2011-2 GRAT”). Thomas M. Clay is the sole trustee under the 2011-2 GRAT. The transfer was made as a gift to the 2011-2 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2011-2 GRAT.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 9 Pages

On February 7, 2012, Thomas M. Clay, as Trustee of the 2010-1 GRAT authorized the transfer of 2,024,044 shares of Golden Queen from the 2010-1 GRAT to Landon T. Clay as satisfaction of the annuity amount authorized by the 2010-1 GRAT. On February 7, 2012, Thomas M. Clay, as Trustee of the 2010-1 GRAT authorized the transfer of 7,337,812 shares of Golden Queen from the 2010-1 GRAT to the Landon T. Clay 2009 Irrevocable Trust u/a March 9, 2009 (the “2009 Irrevocable Trust”). Thomas M. Clay is a trustee of the 2009 Irrevocable Trust.

On April 24, 2012, Thomas M. Clay, as Trustee of the 2010-2 GRAT authorized the transfer of 1,338,197 shares of Golden Queen from the 2010-2 GRAT to Landon T. Clay as satisfaction of the annuity amount authorized by the 2010-2 GRAT. On April 24, 2012, Thomas M. Clay, as Trustee of the 2010-2 GRAT authorized the transfer of 2,822,698 shares of Golden Queen from the 2010-2 GRAT to the 2009 Irrevocable Trust.

On July 12, 2012, Landon T. Clay transferred an aggregate of 3,362,241 shares of Common Stock of Golden Queen into the Landon T. Clay Annuity Trust u/a dated July 12, 2012 (the “2012-1 GRAT”). Thomas M. Clay is the sole trustee under the 2012-1 GRAT. The transfer was made as a gift to the 2012-1 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2012-1 GRAT.

On October 24, 2012, Thomas M. Clay, as Trustee of the 2011-2 GRAT authorized the transfer of 1,966,651 shares of Golden Queen from the 2011-2 GRAT to Landon T. Clay as satisfaction of the annuity amount authorized by the 2011-2 GRAT.

On February 15, 2013, the Landon T. Clay Charitable Annuity Lead Trust II distributed an aggregate of 2,545,825 shares of the Issuer’s Common Stock to the named beneficiaries of the Trust.

On March 21, 2013, Thomas M. Clay as Trustee of the 2011-2 GRAT and the 2012-1 GRAT authorized the transfer of an aggregate of 4,919,858 shares from the GRATS to Landon T. Clay in exchange for cash in the amount of $10,085,708.90. Under the terms of each of the 2011-2 GRAT and the 2012-1 GRAT, Landon T. Clay, as the Grantor of the GRATS exercised his right to substitute property of equivalent value, valued on the date of substitution, in each of the GRATS.

On March 26, 2013, Landon T. Clay transferred an aggregate of 6,886,509 shares of Common Stock of Golden Queen into the Landon T. Clay 2013-2 Annuity Trust u/a March 26, 2013 (the “2013-2 GRAT”). Thomas M. Clay is the sole trustee under the 2013-2 GRAT. The transfer was made as a gift to the 2013-2 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2013-2 GRAT.

On April 23, 2013, Thomas M. Clay as Trustee of the 2013-2 GRAT authorized the transfer of an aggregate of 6,886,509 shares from the 2013-2 GRAT to Landon T. Clay in exchange for cash in the amount of $6,848,633.20. Under the terms of the 2013-2 GRAT, Landon T. Clay, as the Grantor of the GRAT exercised his right to substitute property of equivalent value, valued on the date of substitution, in the GRAT.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 8 of 9 Pages

On April 30, 2013, Landon T. Clay transferred an aggregate of 6,886,509 shares of Common Stock of Golden Queen into the Landon T. Clay 2013-3 Annuity Trust u/a dated April 30, 2013 (the “2013-3 GRAT”). Thomas M. Clay is the sole trustee under the 2013-3 GRAT. The transfer was made as a gift to the 2013-3 GRAT without payment or receipt of any consideration by Landon T. Clay or the 2013-3 GRAT.

On July 26, 2013, the Landon T. Clay 2013-4 Annuity Trust u/a dated June 17, 2013 (the “2013-4 GRAT”) acquired a convertible debenture in the amount of $7,500,000 CAD from the Issuer (the “Debenture”). Thomas M. Clay is the sole trustee under the 2013-4 GRAT. The Debenture is unsecured and bears interest at 2% per annum payable annually. Such Debenture is convertible into shares of the Issuer’s common stock at a conversion rate of $1.03 CAD per share for a period of two years. The Debenture expires on July 26, 2015 (the “Maturity Date”). The Debenture is currently exercisable and if converted within the next sixty (60) days it would convert into 7,291,553 shares of the Issuer’s Common Stock. If the Debenture has not been converted by the 2013-4 GRAT prior to the Maturity Date, the Issuer or the 2013-4 GRAT may convert the Debenture at the lower of $1.03 CAD or the market price as at the Maturity Date.

Item 4. Purpose of this Transaction.

All of the shares of Golden Queen common stock beneficially owned by Landon T. Clay and Thomas M. Clay and reported in this Amendment were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)	Pursuant to information provided by the Company, 98,313,380 shares of Golden Queen’s Common Stock were outstanding as of July 29, 2013. Landon T. Clay is the father of Thomas M. Clay. Landon T. Clay may be deemed to beneficially own an aggregate of 17,469,709 shares of Golden Queen Common Stock which constitutes 17.8% of such class of securities. This total includes (i) 26,114 shares of Common Stock held by LTC Corp., (ii) 4,663 shares of Common Stock held by LTC Corp. Pension and Profit Sharing Plan, (iii) 807,250 shares held by Arctic Coast, (iv) 2,351 shares of Common Stock held by Landon T. Clay’s spouse, Lavinia D. Clay, (v) 10,000 shares of Common Stock held by Winter Place Associates, (vi) an aggregate of 2,451,269 shares of Common Stock held by various charitable annuity lead trusts of which Landon T. Clay is the donor (collectively, the “Charitable Annuity Lead Trusts”), (vii) 6,886,509 shares held by the 2013-3 GRAT and (viii) 7,281,553 shares issuable upon conversion of the Debenture held by the 2013-4 GRAT. Harris Clay, Landon T. Clay’s brother, is the trustee of each of the Charitable Annuity Lead Trusts and each of Landon Clay’s four sons, including Thomas M. Clay, have a remainder beneficial interest in the Charitable Annuity Lead Trusts. East Hill Management Company, LLC, of which Landon T. Clay is a principal, provides investment advisory services to the Charitable Annuity Lead Trusts. Landon T. Clay disclaims beneficial ownership of the shares of Golden Queen Common Stock held by his spouse, Lavinia D. Clay, the shares held by Arctic Coast, and the shares held by the Charitable Annuity Lead Trusts. Landon T. Clay also disclaims beneficial ownership of the shares held by Winter Place Associates except to the extent of his proportionate pecuniary interest therein. Thomas M. Clay may be deemed to beneficially own an aggregate of 26,951,502 shares of Golden Queen Common Stock which constitutes 27.4% of such class of securities. This total includes (i) 1,505,680 shares of Common Stock held directly by Thomas. M. Clay, (ii) the Options to purchase 300,000 shares of Golden Queen Common Stock as described above, (iii) 10,160,510 shares held by the 2009 Irrevocable Trust, (iv) 807,250 shares held by Arctic Coast (v) 10,000 shares held by Winter Place Associates, (vi) 6,886,509 shares held by the 2013-3 GRAT and (vii) 7,281,553 shares issuable upon conversion of the Debenture held by the 2013-4 GRAT. Thomas M. Clay disclaims beneficial ownership of the shares of Golden Queen Common Stock held by Winter Place Associates except to the extent of his proportionate pecuniary interest therein.

(b)	Landon T. Clay has sole voting and dispositive power of 30,777 shares of Golden Queen Common Stock. Thomas M. Clay has sole voting and dispositive power of 1,805,680 shares of Golden Queen Common Stock. Landon T. Clay may be deemed to share voting and dispositive power over 17,436,581 shares of Golden Queen Common Stock which consists of (i) 807,250 shares held by Arctic Coast, (ii) 2,451,269 shares held by the Charitable Annuity Lead Trusts (iii) 10,000 shares held by Winter Place Associates (iv) 6,886,509 shares held by the 2013-3 GRAT and (v) 7,281,553 shares issuable upon conversion of the Debenture held by the 2013-4 GRAT. Thomas M. Clay may be deemed to share voting and dispositive power over 25,145,822 shares of Golden Queen Common Stock which consists of (i) 10,160,510 shares held by the 2009 Irrevocable Trust, (ii) 807,250 shares held by Arctic Coast (iii) 10,000 shares held by Winter Place Associates, (iv) 6,886,509 shares held by the 2013-3 GRAT and (v) 7,281,553 shares issuable upon conversion of the Debenture held by the 2013-4 GRAT.

(c)	Other than the transactions disclosed in Item 3 above, to the knowledge of the Reporting Persons, no transaction in the class of securities reported have been effected during the past 60 days by any person.

(d)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Thomas M. Clay’s Options are subject to the Company’s 2008 Stock Option Plan and an option agreement issued thereunder.

There are no other contracts, arrangements, understandings or relationships with respect to the securities of the Company by and between the Company and the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 9 of 9 Pages

Item 7. Material to be Filed as Exhibits

Exhibit 1 Joint filing agreement, dated as of February 12, 2010, by and between Landon T. Clay and Thomas M. Clay.*

Exhibit 2 Joint filing agreement, dated as of April 24, 2012, by and between Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust.**

__________

*Included as an exhibit to the Schedule 13D/A filed on February 2, 2010.

** Included as an exhibit to the Schedule 13D/A filed on April 25, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2013	LANDON T. CLAY

	By:	/s/ Landon T. Clay
Landon T. Clay

July 30, 2013	THOMAS M. CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay

July 30, 2013	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee